UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                  Advaxis, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   007624 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Charlotte Edelman, Esq.
--------------------------------------------------------------------------------
                Mintz Levin Cohen Ferris Glovsky and Popeo, P.C.
                        666 Third Avenue, New York 10017
                                 (212) 692-6730
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

                                                                 SCHEDULE 13D
==================================================
                                                                     13D
CUSIP NO.  007624 10 9
==================================================

================================================================================
1
            NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                                                            ONLY)

            Sunrise Equity Partners, LP / IRS Identification No. 55-0843670


--------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3
            SEC USE ONLY
--------------------------------------------------------------------------------
4
            SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          |_|
--------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
================================================================================
NUMBER OF           7
                                              SOLE VOTING POWER
SHARES
                                              1,742,160 (See Item 5)
                 ---------------------------------------------------------------
BENEFICIALLY        8
                                              SHARED VOTING POWER
OWNED BY
                                              0
                 ---------------------------------------------------------------
EACH                9
                                              SOLE DISPOSITIVE POWER
REPORTING
                                              1,742,160 (See Item 5)
                 ---------------------------------------------------------------
PERSON              0
                                              SHARED DISPOSITIVE POWER
WITH
                                              0
================================================================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,742,160 (See Item 5)
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          |_|

            (See Instructions)
--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.30%
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (See Instructions)

            PN
================================================================================

                               Page 2 of 10 pages

==================================================
                                                                        13D
CUSIP NO.  007624 10 9
==================================================

============== =================================================================
1
            NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
            ONLY)

            Level Counter, LLC / IRS Identification No.  55-0843665

-------------- -----------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
-------------- -----------------------------------------------------------------
3
            SEC USE ONLY
-------------- -----------------------------------------------------------------
4
            SOURCE OF FUNDS (See Instructions)

            00
-------------- -----------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             |_|
-------------- -----------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
================================================================================
NUMBER OF            7
                             SOLE VOTING POWER
SHARES
                             1,742,160 (See Item 5)
                  --------------------------------------------------------------
BENEFICIALLY         8
                             SHARED VOTING POWER
OWNED BY
                             0
                  --------------------------------------------------------------
EACH                 9
                             SOLE DISPOSITIVE POWER
REPORTING
                             1,742,160 (See Item 5)
                  --------------------------------------------------------------
PERSON              10
                             SHARED DISPOSITIVE POWER
WITH
                             0
================================================================================

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,742,160 (See Item 5)
--------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                    |_|

                  (See Instructions)
--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.30%
--------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON (See Instructions)

                  OO
================================================================================

                               Page 3 of 10 pages

==================================================
                                                                        13D
CUSIP NO.  007624 10 9
==================================================

============== =================================================================
1
            NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
            ONLY)

            Nathan A. Low

--------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3
            SEC USE ONLY
--------------------------------------------------------------------------------
4
            SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
================================================================================
NUMBER OF            7
                             SOLE VOTING POWER
SHARES
                             1,507,528 (See Item 5)
                  --------------------------------------------------------------
BENEFICIALLY         8
                             SHARED VOTING POWER
OWNED BY
                             1,742,160 (See Item 5)
                  --------------------------------------------------------------
EACH                 9
                             SOLE DISPOSITIVE POWER
REPORTING
                             1,507,528 (See Item 5)
                  --------------------------------------------------------------
PERSON              10
                             SHARED DISPOSITIVE POWER
WITH
                             1,742,160 (See Item 5)
========================== ======== ============================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,249,688 (See Item 5)
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          |X|

            (See Instructions)
--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.89%
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (See Instructions)

            IN
================================================================================

                               Page 4 of 10 pages

==================================================
                                                                        13D
CUSIP NO.  007624 10 9
==================================================

============== =================================================================
1
            NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
            ONLY)

            Amnon Mandelbaum


--------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3
            SEC USE ONLY
--------------------------------------------------------------------------------
4
            SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
================================================================================

NUMBER OF            7
                             SOLE VOTING POWER
SHARES
                             1,094,020 (See Item 5)
                  --------------------------------------------------------------
BENEFICIALLY         8
                             SHARED VOTING POWER
OWNED BY
                             1,742,160 (See Item 5)
                  --------------------------------------------------------------
EACH                 9
                             SOLE DISPOSITIVE POWER
REPORTING
                             1,094,020 (See Item 5)
                  --------------------------------------------------------------
PERSON              10
                             SHARED DISPOSITIVE POWER
WITH
                             1,742,160 (See Item 5)
================================================================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,836,180 (See Item 5)
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          |_|

            (See Instructions)
--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.63%
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (See Instructions)

            IN
================================================================================

                               Page 5 of 10 pages

==================================================
                                                                        13D
CUSIP NO.  007624 10 9
==================================================

============== =================================================================
1
            NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
            ONLY)

            Marilyn Adler

--------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3
            SEC USE ONLY
--------------------------------------------------------------------------------
4
            SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
================================================================================
NUMBER OF           7
                            SOLE VOTING POWER
SHARES
                            0
                  --------------------------------------------------------------
BENEFICIALLY        8
                            SHARED VOTING POWER
OWNED BY
                            1,742,160 (See Item 5)
                  --------------------------------------------------------------
EACH                9
                            SOLE DISPOSITIVE POWER
REPORTING
                            0
                  --------------------------------------------------------------
PERSON             10
                            SHARED DISPOSITIVE POWER
WITH
                            1,742,160 (See Item 5)
================================================================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,742,160
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         |_|

            (See Instructions)
--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.30%
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (See Instructions)

            IN
================================================================================

                               Page 6 of 10 pages

                                 SCHEDULE 13D/A

         Item 1.           Security and Issuer

         Sunrise Equity Partners ("SEP"), Level Counter, LLC ("LC"), Nathan A. Low, Amnon Mandelbaum and Marilyn Adler (collectively, the "Reporting Persons") hereby amend Items 3 and 5 of their Schedule 13D, dated November 12, 2004, as previously amended by Amendment No. 1 to such Schedule 13D, dated December 8, 2004 (the "Original 13D"), with respect to the common stock, no par value per share (the "Common Stock") of Advaxis, Inc., a Colorado corporation formerly known as Great Expectations and Associates, Inc.(the "Company"), the principal executive offices of which are located at 212 Carnegie Center, Suite 206, Princeton, New Jersey 08540. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Original 13D.

         Item 3.    Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and restated in its entirety as follows:

         On November 12, 2004, upon the initial closing (the "Initial Closing") of a private placement offering to accredited investors by the Company (the "Private Placement"), SEP purchased 20 Units of the Company's equity securities, at a price per unit of $25,000, each unit consisting of 87,108 shares of Common Stock and a 5-year warrant to purchase 87,108 shares of Common Stock at $.40 per share, subject to certain so-called "blocker" or "conversion cap" limitations on exercise contained therein. The aggregate purchase price for the 20 units was $500,000, which amount was paid to the Company in cash from SEP's working capital. Also on November 12, 2004, the Company issued shares of its Common Stock and 5-year warrants to purchase shares of Common Stock to Mssers. Low and Mandelbaum and to Sunrise as consideration for services rendered to the Company in connection with the Private Placement.

         On December 8, 2004, upon the second closing (the "Second Closing") of the Private Placement and in connection therewith, the Company issued shares of its Common Stock and 5-year warrants to purchase shares of Common Stock to Mssers. Low and Mandelbaum as consideration for services rendered to the Company in connection with the Private Placement.

         On January 4, 2005, upon the third closing (the "Third Closing") of the Private Placement and in connection therewith, the Company issued shares of its Common Stock and 5-year warrants to purchase shares of Common Stock to Mssers. Low and Mandelbaum as consideration for services rendered to the Company in connection with the Private Placement. (See also, Item 5.)

         Item 5.           Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety as follows:

         As reported in the Company's Current Report on 8-K, filed November 18, 2004, on November 12, 2004, the Company consummated the Initial Closing of the Private Placement. As reported in the Company's Current Report on 8-K, filed December 10, 2004, on December 8, 2004, the Company consummated the Second Closing of the Private Placement. As reported in the Company's Current Report on 8-K, filed January 5, 2005, on January 4, 2005, the Company consummated the Third Closing of the Private Placement. At the Initial Closing, SEP purchased 20


                               Page 7 of 10 pages

Units of the Company's equity securities, at a price per unit of $25,000, each unit consisting of 87,108 shares of Common Stock and a 5-year warrant to purchase 87,108 shares of Common Stock at $.40 per share, subject to certain limitations on exercise contained therein. The 20 units are, in the aggregate, comprised of (a) 1,742,160 shares of Common Stock, and (b) 1,742,160 shares of Common Stock issuable upon exercise of warrants (none of which are, or will become, exercisable in the next 60 days). Mssers. Low and Mandelbaum and Ms. Adler are the managers of LC, which in turn is the general partner of SEP. As such, Mssers. Low and Mandelbaum and Ms. Adler have voting and dispositive authority over the Company's securities held by SEP. Further, such authority may only be exercised by unanimous vote. Accordingly, each of Mssers. Low and Mandelbaum and Ms. Adler may be deemed to have beneficial ownership of such securities. Following the issuance of shares of Common Stock at the Second Closing and at the Third Closing of the Private Placement, as advised by the Company's counsel, as of January 5, 2005, the Company has 32,857,303 shares of Common Stock outstanding. According, the 1,742,160 shares of Common Stock beneficially held by SEP constitute 5.30% of the Company's currently outstanding Common Stock.

         As partial consideration for its services as placement agent for the Private Placement, Sunrise and its designees who provided services in connection with the Private Placement, including Mssers. Low and Mandelbaum, received shares of Common Stock and warrants to purchase additional shares of Common Stock at $.287 per share, subject to certain so-called "blocker" or "conversion cap" limitations on exercise contained therein (such shares and warrants, the "Fee Securities").

         Mr. Low's beneficial ownership of 3,249,688 shares of Common Stock, consists of (a) 1,742,160 shares of Common Stock beneficially held by SEP as described above, and (b) Fee Securities, consisting of (i) 1,023,793 shares of Common Stock and warrants to purchase up to an additional 670,731 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Low at the Initial Closing, (ii) 53,659 shares of Common Stock and warrants to purchase up to an additional 48,780 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Low at the Second Closing, (iii) 46,801 shares of Common Stock and warrants to purchase an additional 42,460 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Low at the Third Closing, and (iv) 383,275 shares of Common Stock and warrants to purchase up to an additional 348,432 (none of which are, or will become, exercisable in the next 60 days), issued to Sunrise at the Initial Closing. As described above, Mr. Low has shared voting and dispositive authority over the shares held by SEP. Mr. Low has sole voting and dispositive authority over the securities referenced in
(b)(i), (ii), (iii) and (iv) above. Mr. Low's beneficial ownership of 3,249,688 shares of Common Stock does not include shares of Common Stock held by Sunrise Foundation Trust, a charitable trust, of which Mr. Low is trustee. Mr. Low disclaims beneficial ownership of the shares of Common Stock held by Sunrise Foundation Trust. Based on the 32,857,303 shares of Common Stock outstanding, Mr. Low's 3,249,688 shares constitute 9.89% of the Company's currently outstanding Common Stock.

                               Page 8 of 10 pages

         Mr. Mandelbaum's beneficial ownership of 2,836,180 shares of Common Stock, consists of (a) 1,742,160 shares of Common Stock held by SEP as described above, and (b) Fee Securities, consisting of (i) 1,017,959 shares of Common Stock and warrants to purchase up to an additional 603,214 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Mandelbaum at the Initial Closing, (ii) 39,606 shares of Common Stock and warrants to purchase up to an additional 36,169 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Mandelbaum at the Second Closing, and (iii) 36,455 shares of Common Stock and warrants to purchase an additional 33,156 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Mandelbaum at the Third Closing. As described above, Mr. Mandelbaum has shared voting and dispositive authority over the shares held by SEP. Mr. Mandelbaum has sole voting and dispositive authority over the securities referenced in (b)(i) and (ii) above. Based on the 32,857,303 shares of Common Stock outstanding, Mr. Mandelbaum's 2,836,180 shares constitute 8.63% of the Company's currently outstanding Common Stock.

         Ms. Adler's beneficial ownership of 1,742,160 shares of Common Stock, consists solely of the 1,742,160 shares of Common Stock held by SEP as described above. As described above, Ms. Adler has shared voting and dispositive authority over the shares held by SEP. Based on the 32,857,303 shares of Common Stock outstanding, Ms. Adler's 1,742,160 shares constitute 5.30% of the Company's currently outstanding Common Stock.

         Except as described above, during the past sixty days, none of the Reporting Persons has not effected any transactions in shares of Common Stock.

                               Page 9 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       January 6, 2005

                       /s/ Nathan A. Low , individually and in his
                       ------------------
                       capacity as a manager of Level Counter LLC, the general partner of Sunrise Equity Partners, LP.

                       /s/ Amnon Mandelbaum, individually and in
                       --------------------
                       his capacity as a manager of Level Counter,
                       LLC, the general partner of Sunrise Equity Partners, LP

                       /s/ Marilyn Adler, individually and in her
                       -----------------
                       capacity as a manager of Level Counter, LLC, the general partner of Sunrise Equity Partners, LP



                               Page 10 of 10 pages